Mail Stop 3561

November 29, 2007

Steven A. Casciola
President
Salon City, Inc.
909 North Palm Avenue, Suite 311
West Hollywood, CA 90069

> **Re: Salon City, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-SB**
> **Filed November 29, 2007**
> **File No. 000-52729**

Dear Mr. Casciola:

We have reviewed your responses to the comments in our letter dated November 8, 2007 and have the following additional comment.

Revenue Recognition, page 35

1. We note in your response to prior comment 4 that $66,442 in March 31, 2007 accounts receivable has yet to be collected. Given these receivables are significantly passed due, we believe you should write these amounts off. In addition, please quantify bad debt expense in the 2007 statement of cash flows.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or me at (202) 551-3812 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or Amanda McManus at (202) 551-3412 if you have any other questions.

Regards,

Michael Fay
Branch Chief

cc: Via Facsimile (888) 608-5705
        Jared Febbroriello
        JPF Securities Law